ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2013

April 30, 2014

SCHEDULE "A" -	REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE
SCHEDULE "B" -	REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS
SCHEDULE "C" -	MANDATE OF THE AUDIT COMMITTEE

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMbtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids	MM	Million
STB	stock tank barrels

Other

AECO	A natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
Boe

barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

Boe/d	barrel of oil equivalent per day
m3	cubic metres
MBoe	1,000 barrels of oil equivalent
McfGE	thousand cubic feet of gas equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
WCS

Western Canadian Select, produced out of Western Canada is made up of existing Canadian heavy conventional and bitumen crude oils blended with sweet synthetic and condensate diluents (API 20.5). WCS is paid in Canadian dollars and is traded out of Hardisty, Alberta.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.400
Hectares	Acres	2.500

The Corporation has adopted the industry standard of 6:1 Mcf to Bbl when converting natural gas to barrels of oil equivalent. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6 Mcf:1 Bbl, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

- ii -

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"ABCA" means Business Corporations Act (Alberta);

"AIF" or "Annual Information Form" means this annual information form of the Corporation for the year ended December 31, 2013;

"Business Acquisition Report" means the amended and restated business acquisition report of the Corporation dated March 18, 2011 and filed April 8, 2011 in respect of the acquisition of certain assets in the Manitou area of Saskatchewan from a private arms-length party on January 26, 2011;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the city of Calgary, in the province of Alberta, for the transaction of banking business;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Common Shares" means the common shares in the capital of Palliser;

"Gross" means:

(a)

in relation to our interest in production and reserves, our "company gross reserves", which are our interest (operating and non-operating) share before deduction of royalties and without including any of our royalty interests;

(b)	in relation to wells, the total number of wells in which we have an interest; and

(c)	in relation to properties, the total area of properties in which we have an interest.

"Income Tax Act" or "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Net" means:

(a)

in relation to our interest in production and reserves, our working interest (operating and non-operating) share after deduction of royalties obligations, plus our royalty interest in production or reserves;

(b)	in relation to wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

(c)	in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we own.

"NI 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"Palliser" or the "Corporation" means Palliser Oil & Gas Corporation, a corporation amalgamated pursuant to the ABCA and includes its predecessors where the context so requires;

"Sproule" means Sproule Unconventional Limited, independent petroleum consultants;

- iii -

"Sproule Report" means the report of Sproule dated February 6, 2014 evaluating our crude oil, natural gas liquids and natural gas reserves as at December 31, 2013;

"Subsidiaries" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

"TSXV" means the TSXV Venture Exchange.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial year, being December 31, 2013.

All dollar amounts herein are in Canadian dollars and all references to "dollars" or "$" are Canadian dollars, unless otherwise stated.

- iv -

READER ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein including, without limitation, financial and business prospects and financial outlook, reserve and production estimates, drilling, testing, tie-in and re-completion plans, timing of drilling, re-completion and tie-in of wells, productive capacity of wells and capital expenditures, the timing and financing thereof and nature of expenditures, availability of water disposal facilities and the cost and availability of equipment, the effect of government announcements, proposals and legislation, plans regarding hedging, expected or anticipated production rates, timing and completion of facilities acquisitions or construction, timing of expected production increases, weighting of production between different commodities, expected commodity prices, exchange rates, production expenses, transportations costs and other costs and expenses, may be forward-looking statements. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions may be used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, pricing "differentials" between WCS and WTI, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, unanticipated external (such as weather, government or other third party actions) or operating events which could reduce production or cause production to be shut in or delayed and the risk factors outlined under "Risk Factors" and elsewhere herein. The recovery and reserve estimates of Palliser's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although Palliser believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Palliser can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this document, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which Palliser operates; the timely receipt of any required regulatory approvals; the ability of Palliser to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects in which Palliser has an interest to operate the field in a safe, efficient and effective manner; the Corporation's ability to generate sufficient cash flow from operations and to access existing credit facilities on acceptable terms to meet its future plans and obligations; the ability of Palliser to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of Palliser to secure adequate product transportation, including the availability of rail capacity; future oil and natural gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which Palliser operates; and the ability of Palliser to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Palliser's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com). Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and Palliser assumes no obligation to update or review them to reflect new events or circumstances except as required by applicable securities laws.

Forward-looking statements and other information contained herein concerning the oil and gas industry and Palliser's general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which Palliser believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While Palliser is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

CORPORATE STRUCTURE

General

The Corporation was incorporated on November 5, 2005 under the ABCA. The Corporation amended its articles on March 9, 2006 to remove private company and share transfer restrictions. On July 18, 2006, the Corporation amalgamated with 947380 Alberta Ltd. and continued under the name "Palliser Oil & Gas Corporation".

The head office of the Corporation is located at Suite 600, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G5 and the registered office of the Corporation is located at 2400, 525 – 5th Avenue S.W., Calgary, Alberta, T2P 1G1.

Palliser's Common Shares trade on the TSXV under the symbol "PXL".

Inter-Corporate Relationships

Palliser does not have any Subsidiaries.

GENERAL DEVELOPMENT OF OUR BUSINESS

Corporate History and Business Plan

Palliser is a Calgary-based junior oil and gas company. The Corporation is engaged in the exploration for and the acquisition, development and production of oil and natural gas in Alberta and Saskatchewan with a focus on high netback heavy oil in the greater Lloydminster area of Alberta and Saskatchewan. Palliser's business plan contemplates that the Corporation will pursue exploration, development and exploitation drilling, complimented with property or corporate acquisitions exhibiting synergies in land, facilities, production and operating efficiencies. Palliser's current operations are all located in Alberta and Saskatchewan.

The Corporation's oil and gas production was comprised of an average of 2,340 boe/d of oil and gas for the year ended December 31, 2013. The Corporation's properties are located primarily in the greater Lloydminster areas of Alberta and Saskatchewan. The Corporation presently has 18 full-time employees and 6 consultants. Palliser will add additional professional and administrative staff as the need arises.

To achieve sustainable and profitable growth, management of Palliser believes in controlling the timing and costs of its projects wherever possible. While Palliser believes that it has the skills and resources necessary to achieve its objectives, participation in the exploration and development of oil and natural gas has a number of inherent risks. See "Risk Factors".

In reviewing potential drilling or acquisition opportunities, Palliser gives consideration to the following criteria: (i) the at-risk capital required to secure or evaluate the investment opportunity; (ii) if successful, the potential return on the project; (iii) the likelihood of success; (iv) the risk of return versus cost of capital; (v) the strategic benefits to Palliser; and (vi) Palliser's ability to operate a project.

The board of directors of Palliser may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to the guidelines discussed above based upon the board's consideration of the qualitative aspects of the subject properties, including risk profile, technical upside, reserve life and asset quality.

Palliser's management team has a demonstrated track record of bringing together all of the key components for a successful junior exploration and production company: strong technical skills; use of leading edge technology, expertise in planning and financial controls; ability to execute on business development opportunities; and an entrepreneurial spirit that will allow Palliser to effectively identify, evaluate and execute on value added initiatives.

Funding for Palliser's growth has come from a combination of cash-flow from ongoing operations, the Corporation's bank facilities and equity financings undertaken from time to time by the Corporation. Palliser has also completed certain material acquisitions since its inception as described herein. See "Three Year History".

Three Year History

2011

On January 26, 2011 Palliser acquired certain heavy oil properties (the "Acquired Properties") which were producing approximately 310 bbl/d (net) of heavy oil (the "Manitou Acquisition"). The Acquired Properties are located adjacent to Palliser's existing Manitou properties in the greater Lloydminster area. The total consideration for the Manitou Acquisition was $14.0 million ($44,900 per bbl/d), comprised of $9.5 million cash (funded through bank debt) and 3.0 million Common Shares at a deemed price of $1.50 per share. The Manitou Acquisition, which closed on January 26, 2011, with an effective date of January 1, 2011, is consistent with Palliser's strategy of acquiring assets with large oil reserves and historically low recovery factors. The acquired assets are 100% working interest operated properties and include a battery and salt water disposal facility. For more information about the Acquisition, please see the Business Acquisition Report on SEDAR at www.sedar.com, which is incorporated by reference into this AIF.

On March 15, 2011, Palliser completed an offering of 5,264,000 special warrants (the "2011 Special Warrants") at a price of $1.90 per 2011 Special Warrant resulting in gross proceeds to the Corporation of $10,001,600. Each 2011 Special Warrant entitled the holder to receive one Common Share for no additional consideration on the exercise or deemed exercise of the 2011 Special Warrant, which occurred on March 31, 2011, when Palliser received a receipt for a final short form prospectus of the Corporation dated March 30, 2011 filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario with respect to the qualification of the distribution of 5,264,000 Common Shares issuable pursuant to the exercise of the 2011 Special Warrants.

Effective April 1, 2011, the Corporation's credit facility with its lender was increased to $18.0 million with interest payable at prime plus 1.5% per annum and no set terms of repayment.

On August 28, 2011, the Corporation changed lenders. The Corporation's new lender provided Palliser with a revolving operating demand loan of $18.0 million with interest at prime plus 1% per annum and an acquisition/development demand loan facility of $10.0 million with interest at prime plus 1.5% per annum, all secured against the assets of Palliser by, among other things, a general security agreement and a $75 million floating charge debenture.

On December 23, 2011, the Corporation completed a public offering of 9,047,700 Common Shares at $0.63 per Common Share ($5,700,051 gross proceeds) and 1,039,000 Common Shares on a flow-through basis (the "FT Shares") at $0.77 per FT Share ($800,030 gross proceeds) pursuant to a final short form prospectus dated December 15, 2011 and filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. Aggregate gross proceeds under this public offering were approximately $6,500,000. Concurrent with closing this public offering, the Corporation completed a private placement of an additional 650,000 FT Shares at $0.77 per FT Share for gross proceeds of approximately $500,000.

2012

In February 2012, the Corporation's lender increased the revolving operating demand loan from $18.0 million to $28.0 million. There was no change to the acquisition/development demand loan facility of $10.0 million.

In August 2012, the Corporation's lender increased the revolving operating demand loan from $28.0 million to $33.0 million. There was no change to the acquisition/development demand loan facility of $10.0 million.

On September 17, 2012 Palliser acquired certain heavy oil properties (the "Acquired Properties") which were producing approximately 140 bbl/d (net) of heavy oil (the "2012 Acquisition"). The Acquired Properties are located adjacent to Palliser's existing properties in the greater Lloydminster area. The total consideration for the 2012 Acquisition was $5.3 million ($34,300 per bbl/d), comprised of $3.2 million cash (funded through bank debt) and 3.3 million Common Shares at a deemed price of $0.61 per share. The 2012 Acquisition is consistent with Palliser's strategy of acquiring assets with large oil reserves and historically low recovery factors. The Acquired Assets are 100% working interest operated properties and include two salt water disposal facilities and four salt water disposal wells.

Concurrent with the Acquisition, the Corporation's lender increased the revolving operating demand loan from $33.0 million to $37.5 million. The acquisition/development demand loan facility was reduced from $10.0 million to $5.5 million.

In October 2012, the Corporation's lender increased the revolving operating demand loan from $37.5 million to $37.8. The acquisition/development demand loan facility was reduced from $5.5 million to $5.2 million.

On December 13, 2012, the Corporation completed a non-brokered private placement of 1,462,631 Common Shares on a flow-through basis (the "FT Shares") at $0.82 per FT Share ($1,199,357 gross proceeds).

2013

On January 31, 2013, Palliser completed a prospectus offering on a "bought deal" basis of 5,000,000 Common Shares for aggregate proceeds of $3,150,000.

On April 26, 2013 the Corporation announced the implementation of a Shareholder Rights Protection Plan. On April 29, 2013 the Corporation announced the implementation of a normal course issuer bid through the facilities of the TSX Venture Exchange for the purchase of up to 5,909,409 Common Shares for the period from May 2, 2013 through to May 1, 2013. Additional details on these matters may be found in the Corporation's SEDAR filings at www.sedar.com.

2014

In late February, 2014, Allan Carswell resigned as President and a director of the Corporation to pursue other opportunities.

In April, 2014, Palliser announced that, in light of operational challenges and financial constraints facing the Corporation, the Board had commenced a strategic review of the Corporation's business plan to identify appropriate actions for Palliser. The strategic review is examining and considering the alternatives available to Palliser with a view to enhancing shareholder value. Palliser retained National Bank Financial Inc. to act as its financial advisor in connection with the strategic review. See also "Risk Factors – Strategic Review Process" and "Risk Factors - Credit Facilities".

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated February 6, 2014. The effective date of the Statement is December 31, 2013.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by Sproule with an effective date of December 31, 2013 contained in the Sproule Report. The Reserves Data summarizes our crude oil, natural gas liquids and natural gas reserves and the net present values of future net revenue for these reserves using forecast prices and costs.

The Sproule Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101. The Reserves Data conforms with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which the Corporation believes is important to the readers of this information.

Sproule was retained by the Corporation's Reserves Committee to independently evaluate Palliser's proved and proved plus probable reserves as at December 31, 2013 and no attempt was made to evaluate possible reserves. All of our reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

The Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 and the Report on Reserves Data by our independent qualified reserves evaluator in Form 51-101F2 are attached as Schedule "A" and Schedule "B" respectively, hereto.

Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2013
FORECAST PRICES AND COSTS

	RESERVES SUMMARY
	LIGHT				CONVENTIONAL		TOTAL OIL
	OIL		HEAVY OIL		NATURAL GAS		EQUIVALENT
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
RESERVES CATEGORY	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcf)	(Mmcf)	(Mboe)	(Mboe)

PROVED
Developed Producing	10	10	1,746	1,382	468	446	1,834	1,466
Developed Non-Producing	-	-	1,149	887	-	-	1,149	887
Undeveloped	-	-	2,508	2,064	-	-	2,508	2,064
TOTAL PROVED	10	10	5,402	4,332	468	446	5,491	4,416

TOTAL PROBABLE	0	0	3,903	3,070	97	92	3,919	3,085

TOTAL PROVED PLUS PROBABLE	10	10	9,306	7,402	565	539	9,410	7,502

	NET PRESENT VALUES OF FUTURE NET REVENUE
	BEFORE INCOME TAXES DISCOUNTED AT					AFTER INCOME TAXES DISCOUNTED AT
	(%/year)					(%/year)
RESERVES	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

PROVED

Developed Producing	45,378	41,735	38,786	36,323	34,224	45,378	41,734	38,786	36,323	34,223

Developed Non- Producing	30,390	22,019	16,537	12,795	10,145	30,390	22,019	16,536	12,794	10,145

Undeveloped	46,891	38,313	31,595	26,249	21,934	36,215	28,818	23,092	18,587	14,990

TOTAL PROVED	122,659	102,066	86,918	75,367	66,302	111,983	92,571	78,414	67,704	59,358

TOTAL PROBABLE	101,539	80,870	66,343	55,601	47,365	76,249	59,628	48,168	39,812	33,477

TOTAL PROVED PLUS PROBABLE	224,198	182,936	153,261	130,968	113,667	188,232	152,199	126,582	107,516	92,835

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2013
FORECAST PRICES AND COSTS

						FUTURE		FUTURE
						NET		NET
						REVENUE		REVENUE
						BEFORE		AFTER
			OPERATING	DEVELOPMENT	ABANDONMENT	INCOME	INCOME	INCOME
RESERVES	REVENUE	ROYALTIES	COSTS	COSTS	COSTS	TAXES	TAXES	TAXES
CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

Total Proved	412,648	83,526	149,739	47,939	8,785	122,659	10,676	111,983

Total Proved Plus Probable	720,906	152,199	258,340	74,059	12,110	224,198	35,966	188,232

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2013
FORECAST PRICES AND COSTS

		Future Net Revenue	Unit Value
		Before Income Taxes	Before Income Tax
		(discounted at	Discounted at
Reserves		10%/year)	10%/year
Category	Production Group	($000s)	(Units as noted)
Proved	Light and Medium Crude Oil (including solution gas and other by– products)	342	34.83/Boe
	Heavy Oil (including solution gas and other by-products)	97,688	22.55/Boe
	Natural Gas (including by–products but excluding solution gas from oil wells)	556	7.47/McfGE
	Other Income	-11,668

Proved	Light and Medium Crude Oil (including solution gas and other by– products)	342	34.83/Boe
Plus	Heavy Oil (including solution gas and other by-products)	171,301	23.14/Boe
Probable	Natural Gas (including by–products but excluding solution gas from oil wells)	634	7.06/McfGE
	Other Income	-19,016

Notes to Reserves Data Tables:

1.	Columns may not add due to rounding.

2.

The crude oil, natural gas liquids and natural gas reserve estimates presented in the Sproule Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

•	analysis of drilling, geological, geophysical and engineering data;
•	the use of established technology; and
•	specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b)	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3.	Forecast Prices and Costs

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by Sproule in the Sproule Report were Sproule's forecasts as at January 1, 2014, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF JANUARY 1, 2014
FORECAST PRICES AND COSTS

	OIL			ALBERTA NGLS			NATURAL GAS
								NATURAL
							NATURAL	GAS
		LIGHT, SWEET					GAS	Westcoast
	WTI	OIL @	WCS Stream			EDMONTON	AECO/NIT	Station 2
	Cushing @	Edmonton (40	Quality	EDMONTON	EDMONTON	PENTANES	Spot Gas Price	Spot Gas Price	INFLATION	EXCHANG
	Oklahoma	API, 0.3% S)	20.5 API	PROPANE	BUTANE	PLUS	($Cdn/MmBtu)	($Cdn/MmBtu)	RATES(1)	E RATE(2)
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)			%/Year	($US/$Cdn)

Forecast
2014	94.65	92.64	77.81	45.78	69.05	103.50	4.00	3.95	1.5	0.940
2015	88.37	89.31	75.02	44.14	66.57	99.78	3.99	3.94	1.5	0.940
2016	84.25	89.63	75.29	44.30	66.81	100.14	4.00	3.95	1.5	0.940
2017	95.52	101.62	85.36	50.22	75.74	113.53	4.93	4.88	1.5	0.940
2018	96.96	103.14	86.64	50.98	76.88	115.24	5.01	4.96	1.5	0.940
2019	98.41	104.69	87.94	51.74	78.03	116.97	5.09	5.04	1.5	0.940
2020	99.89	106.26	89.26	52.52	79.20	118.72	5.18	5.13	1.5	0.940
2021	101.38	107.86	90.60	53.30	80.39	120.50	5.26	5.21	1.5	0.940
2022	102.91	109.47	91.96	54.10	81.60	122.31	5.35	5.30	1.5	0.940
2023	104.45	111.12	93.34	54.92	82.82	124.14	5.43	5.38	1.5	0.940
Thereafter	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr

Notes:

(1)	Inflation rates for forecasting prices and costs.

(2)	Exchange rates used to generate the benchmark reference prices in this table.

(3)	In 2013, the Corporation received a weighted average price of $68.18 per Bbl for crude oil and $3.06 per Mcf for natural gas.

(4)

Estimated future abandonment costs related to a property have been taken into account by Sproule in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

(5)	The forecast price and cost assumptions assume the continuance of current laws and regulations.

(6)	The extent and character of all factual data supplied to Sproule were accepted by Sproule as represented. No field inspection was conducted.

RECONCILIATION OF
GROSS RESERVES,
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	NATURAL GAS LIQUIDS			LIGHT AND MEDIUM OIL			HEAVY OIL
			Proved			Proved			Proved
			Plus			Plus			Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
FACTORS	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)

December 31, 2012	1	0	1	0	0	0	5,459	2,310	7,769
Extensions, Infill Drilling and Improved Recovery							1,438	1,995	3,433
Technical Revisions	-1	0	-1	12		12	-672	-426	-1,098
Discoveries
Acquisitions
Dispositions
Economic Factors							16	24	40
Production				-2		-2	-839		-839

December 31, 2013	0	0	0	10	0	10	5,402	3,903	9,306

	CONVENTIONAL NATURAL
	GAS			TOTAL OIL EQUIVALENT
			Proved			Proved
			Plus			Plus
	Proved	Probable	Probable	Proved	Probable	Probable
FACTORS	(Mmcf)	(Mmcf)	(Mmcf)	(Mboe)	(Mboe)	(Mboe)

December 31, 2012	712	187	898	5,579	2,342	7,921
Extensions, Infill Drilling and Improved Recovery				1,438	1,995	3,433
Technical Revisions	-138	-108	-246	-684	-444	-1,128
Discoveries
Acquisitions
Dispositions
Economic Factors	-34	18	-16	10	27	37
Production	-72		-72	-853		-853

December 31, 2013	468	97	565	5,491	3,919	9,410

Note:

(1)	Gross Reserves in the tables above are the Corporation's working interest share before deduction of royalties and without including any royalty interests of the Corporation.

Additional Information Relating to Reserves Data
Undeveloped Reserves

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to Palliser's assets for the years ended December 31, 2013, 2012 and 2011 and, in the aggregate, before that time based on forecast prices and costs.

Proved Undeveloped Reserves

	Heavy Oil		Conventional Natural Gas
	(Mbbl)		(MMcf)
	First	Cumulative	First	Cumulative
	Attributed	at Year-end	Attributed	at Year-end

Prior	141	219	-	115
2011	126	242	-	113
2012	1,750	2,069	-	-
2013	837	2,508	-	-

Probable Undeveloped Reserves

	Heavy Oil		Conventional Natural Gas
	(Mbbl)		(MMcf)
	First	Cumulative	First	Cumulative
	Attributed	at Year-end	Attributed	at Year-end

Prior	482	588	-	489
2011	449	736	-	199
2012	889	1,104	-	-
2013	1,619	2,677	-	-

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. The majority of total company proved plus probable undeveloped reserves are scheduled to be developed within the next two years. Palliser has areas where multiple zones have been assigned reserves in a well. Once the producing zones are depleted, capital will be spent recompleting the well in another zone. A number of factors that could result in delayed or cancelled development are as follows:

•	changing economic conditions (due to pricing, operating and capital expenditure fluctuations);

•	changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));

•	multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);

•	a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and

•	surface access issues (landowners, weather conditions, regulatory approvals).

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions and other factors and assumptions that may affect the reserve estimates and the present worth of the future net revenue therefrom. These factors and assumptions include, among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and government restrictions. Revisions to reserve estimates can arise from changes in yearend prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative.

While we do not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves data, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond our control (see "Risk Factors").

Future Development Costs

The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserve categories noted below:

	FORECAST PRICES AND COSTS
	Total Proved Reserves	Total Proved Plus Probable Reserves
Year	($000s)	($000s)
2014	19,478	29,075
2015	22,593	37,315
2016	5,087	6,666
2017
2018
2019	109	109
2020	388	610
Remaining	284	284
Total (Undiscounted)	47,939	74,059

We expect that the capital listed in the preceding table will be funded through a combination of internally generated cash flow from operations, debt financing and, when appropriate, new equity issues, if available on favourable terms. We do not currently expect that the costs of funding, if any, will have an effect on the disclosed reserves or future net revenue.

CURRENT BUSINESS OF PALLISER

Palliser is a heavy oil producer with 99% of its production coming from the greater Lloydminster area. A significant portion of the Corporation's heavy oil production uses a technique called High Volume Lift ("HVL"), which permits greater oil recoveries from heavy oil pools than is possible using standard Cold Heavy Oil Production ("CHOPS") practises. Although this technique is well known in the industry, Palliser is uniquely positioned to utilize HVL on many of its properties. The HVL technique involves the operation of heavy oil wells at high total fluid rates and the handling of produced water through pipelines to centralized water disposal facilities. The ability to efficiently dispose of the produced water allows the wells to be economically produced at higher total fluid rates resulting in recovery factors that can approach, and even exceed, 20%. This is much higher than can be realized with standard CHOPS operating practises. The Corporation has been successful in applying this operating technique to rejuvenate a number of existing pools as well as extending the life of CHOPS wells in the greater Lloydminster area.

Other Oil and Gas Information

Principal Properties

The following is a description of our principal oil and natural gas properties as at December 31, 2013. Unless otherwise indicated, production stated is average production for 2013 received in respect of our working interest share before deduction of royalties and before royalty income volumes. Unless otherwise specified, production volumes, gross and net acres, and well information is at December 31, 2013. All wells stated are net wells unless otherwise indicated, as most of the wells in the Corporation are 100% working interest.

Edam, Saskatchewan

The Corporation has a 100% working interest in 6,638 gross acres of land in its Edam area in West-Central Saskatchewan. This area primarily produces heavy oil from the Waseca, Sparky, and G.P. formations at a depth of approximately 500 metres. The Corporation operates 33 producing wells and seven salt water disposal wells in this area. Average production for the fourth quarter of 2013 was 838 bopd. Proved plus Probable reserves of 3,412 mboe have been recognized as of December 31, 2013.

Lloydminster, Alberta

The Corporation has an average 96% working interest in 20,708 gross acres (19,824 net acres) of land in the Lloydminster area of East-Central Alberta which includes Marwayne and Swimming properties. This area primarily produces heavy oil from the Sparky, Colony, and G.P. formations at a depth of approximately 600 metres. The Corporation operates 31 producing wells and 3 salt water disposal wells in the area. Production from the area averaged 665 bopd in the fourth quarter of 2013. Net Proved plus Probable reserves of 5,021 mboe have been recognized in the Lloydminster area as of December 31, 2013.

Manitou Lake, Saskatchewan

The Corporation has an average 99% working interest in 19,482 gross acres (19,194 net acres) of land in the Manitou Lake area of West-Central Saskatchewan which includes the Marsden property. This area primarily produces heavy oil from the Sparky, Colony, McLaren, and Lloyd formations at a depth of approximately 600 metres. The Corporation operates 39 producing wells and eight salt water disposal wells. Production from the area averaged 491 bopd in the fourth quarter of 2013. Net Proved plus Probable reserves of 873 mboe have been recognized as of December 31, 2013.

Medicine Hat, Alberta

The Corporation has an average 40% working interest in 54,079 gross acres (21,864 net acres) of land in the Medicine Hat/Provost area of Southeast Alberta. This area primarily produces gas from the Second White Specks, Bow Island, Sunburst, and Viking sands at depths up to 1,000 metres. The Corporation has an interest in 32 gross producing gas wells (11.1 net wells) and a 13% interest in a gas processing facility operated by Chinook Energy. Production averaged 42 mcfd of gas and 6 bopd in the fourth quarter of 2013. Net Proved plus Probable reserves of 565 mmcf of gas and 10 mboe of oil have been recognized as of December 31, 2013.

Competition

The oil and natural gas industry is competitive in all its phases. The Corporation competes with numerous other participants in the search for, and the acquisition of, lands, oil and natural gas projects and properties. Palliser's competitors include companies which have more financial resources, staff and facilities than those of the Corporation. Palliser believes that it has a competitive advantage in its focus areas based upon its ability to identify unique opportunities and utilize new techniques on the land base it controls, the experience it has developed on the plays it pursues and with the technology it utilizes.

Seasonal Factors

The exploration for and development of oil and natural gas reserves in Palliser's focus areas is dependent on access to areas where operational activities are to be conducted. Seasonal weather variations, including freeze-up and break-up can delay such access. None of the Corporation's areas are restricted to winter access only issues.

Environmental Regulation

The oil and gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. See below under the headings "Risk Factors – Environmental Risks".

Oil and Gas Wells

The following table sets forth the number and status of wells in which Palliser has a working interest as at December 31, 2013.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	35	35.00	51	51.00	26	7.04	35	19.60
Saskatchewan	62	61.58	50	48.90	-	-	1	1.00
Total	97	96.58	101	99.90	26	7.04	36	20.60

Land Holdings Including Properties with No Attributed Reserves

The following table sets out our developed and undeveloped land holdings as at December 31, 2013.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net

Alberta	40,700	15,477	35,984	28,109	76,684	43,586
Saskatchewan	3,990	3,904	20,232	20,031	24,222	23,935
Total	44,691	19,380	56,216	48,140	100,907	67,520

We expect that rights to explore, develop and exploit 560 net acres of our undeveloped land holdings may expire by December 31, 2014. We plan to drill or submit application to continue the majority of this acreage.

Forward Contracts and Marketing

The Corporation's contracts to sell crude oil or natural gas are at prevailing market pricing. The Corporation has entered into a number of financial derivative contracts for crude oil. As at December 31, 2013, the Corporation had fixed pricing applicable to the sale of future production through the following contracts:

Crude Oil Sales Price Derivatives

Daily barrel	Contract
quantity ("bbl")	Type	Remaining term of contract	Fixed Price per WTI bbl

250	Swap - Sell	January 1, 2014 - March 31, 2014	$96.50
500	Swap - Sell	January 1, 2014 - March 31, 2014	$95.71
500	Swap - Sell	January 1, 2014 - March 31, 2014	$95.50
350	Swap - Sell	January 1, 2014 - March 31, 2014	$96.00
320	Swap - Sell	January 1, 2014 - March 31, 2014	$100.00
250	Swap - Sell	April 1, 2014 - June 30, 2014	$94.16
500	Swap - Sell	April 1, 2014 - June 30, 2014	$95.50
900	Swap - Sell	April 1, 2014 - June 30, 2014	$97.00
150	Swap - Sell	April 1, 2014 - June 30, 2014	$100.00
500	Swap - Sell	July 1, 2014 - September 30, 2014	$97.00
250	Swap - Sell	July 1, 2014 - September 30, 2014	$95.50
700	Swap - Sell	July 1, 2014 - September 30, 2014	$98.50
50	Swap - Sell	July 1, 2014 - September 30, 2014	$100.00
250	Swap - Sell	October 1, 2014 - December 31, 2014	$96.00
400	Swap - Sell	October 1, 2014 - December 31, 2014	$97.00
800	Swap - Sell	October 1, 2014 - December 31, 2014	$98.50

Additional Information Concerning Abandonment and Reclamation Costs

Well abandonment costs on existing and future reserve wells have been included in the economic forecasts contained in the Sproule Report, while well abandonment costs on non-reserve wells, pipelines, production facilities and site reclamation have been excluded. Sproule includes within their estimate of abandonment costs only the costs associated with downhole abandonment. No provisions for salvage, surface reclamation and pipeline and facility abandonment costs have been included by Sproule within their estimate.

Abandonment costs are estimated on an area by area basis by Sproule. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. We currently have 224.1 net wells for which we expect to incur abandonment and/or reclamation costs.

The total abandonment cost as estimated by Sproule in respect of proved reserves using forecast prices is $4.916 million (undiscounted) and $2.984 million (discounted at 10%). 100% of such amounts were deducted as abandonment costs in estimating our future net revenue as disclosed above.

The following table sets forth the abandonment costs deducted in the estimation of our future net revenue in the total proved reserves category:

Forecast Prices and Costs (Total Proved) ($000s)
Abandonment Costs
Year	(Undiscounted)

2014	407
2014	371
2015	375
2016	1,061
Thereafter	2,802
Total Undiscounted	4,916
Total Discounted @ 10%	2,984

Tax Horizon

The Corporation was not required to pay any cash income taxes for the period ended December 31, 2013. Based on current estimates of the Corporation's future taxable income and levels of tax deductible expenditures, management believes that the Corporation will not be required to pay cash income taxes in 2014.

Costs Incurred

The following table summarizes capital expenditures related to our assets and activities for the year ended December 31, 2013:

$000s
Property acquisition costs
Proved properties	386
Undeveloped properties	1,317
Exploration costs	688
Development costs	25,437
Dispositions	0
Corporate Acquisitions	0
Corporate Assets	0
Total	27,828

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells associated with our assets in which Palliser participated during the year ended December 31, 2013.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Light and Medium Oil	-	-	-	-
Heavy Oil	1	1.0	18	17.58
Natural Gas	-	-	-	-
Service	-	-	2	2.00
Stratigraphic Test	-	-	-	-
Dry	-	-	-	-
Total	1	1.0	20	19.58

Production History

The following table summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback associated with our assets for the periods indicated below:

	2013
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production(1)
Light and Medium Crude Oil (Bbls/d)	-	-	-	-
Heavy Oil (Bbls/d)	2,017	2,302	2,730	2,166
Conventional Gas (Mcf/d)	116	219	257	295
NGLs (Bbls/d)	1	-	-	-
Combined (Boe/d)	2,037	2,339	2,773	2,215

Average Price Received
Light and Medium Crude Oil ($/Bbl)	-	-	-	-
Heavy Oil ($/Bbls)	62.48	86.98	69.30	51.76
Conventional Gas ($/Mcf)	3.64	2.54	3.43	2.92
NGLs ($/Bbls)	104.74	-	-	-
Combined ($/Boe)	62.10	85.85	68.54	51.04

Royalties Paid
Light and Medium Crude Oil ($/Bbls)	-	-	-	-
Heavy Oil ($/Bbls)	16.17	22.13	16.88	11.48
Conventional Gas ($/Mcf)	-	-	-	-
NGLs ($/Bbls)	-	-	-	-
Combined ($/Boe)	16.17	22.13	16.88	11.48

Production Costs
Light and Medium Crude Oil ($/Bbls)	-	-	-	-
Heavy Oil ($/Bbls)	37.11	29.48	22.24	26.97
Conventional Gas ($/Mcf)	5.38	3.47	4.17	4.81
NGLs ($/Bbls)	-	-	-	-
Combined ($/Boe)	37.30	26.59	22.95	29.90

Netback Received ($/Boe)(2)
Light and Medium Crude Oil ($/Bbls)	-	-	-	-
Heavy Oil ($/Bbls)	9.05	35.07	29.91	13.06
Conventional Gas ($/Mcf)	(1.84)	(0.98)	(0.77)	(1.96)
NGLs ($/Bbls)	-	-	-	-
Combined ($/Boe)	8.63	37.13	28.70	9.67

Notes:

(1)	Before deduction of royalties.
(2)	Netbacks are calculated by subtracting royalties, transportation costs and operating costs from revenues.

The following table indicates average daily company gross production from important fields in respect of our assets for the year ended December 31, 2013:

		Conventional
	Heavy Oil	Gas	Boe
	(Bbls/d)	(Mcf/d)	(Boe/d)

Manitou Lake	594	-	594
Edam	1,006	-	1,006
Lloydminster	698	1	698
Medicine Hat/Provost	6	220	42
Total	2,304	221	2,340

Crude oil production from our assets for the year ended December 31, 2013 was 100% heavy crude oil (less than 15° API).

For the twelve months ended December 31, 2013, approximately 0.1% of gross revenue from our assets was derived from natural gas production and 99.9% was derived from crude oil and liquids production.

Production Estimates

The following table sets out the average daily volume of our production estimated for 2014, which is reflected in the estimate of company gross proved reserves and company gross probable reserves disclosed in the tables contained under "Disclosure of Reserves Data" above.

					TOTAL OIL
	HEAVY OIL		NATURAL GAS		EQUIVALENT
RESERVES	Gross	Net	Gross	Net	Gross	Net
CATEGORY	(bbl/d)	(bbl/d)	(Mcf/d)	(Mcf/d)	(boe/d)	(boe/d)

Total Proved
Edam	930	711	-	-	930	711
Lloydminster	800	606	-	-	800	606
Manitou	639	479	-	-	639	479
Other Properties(1)	5	5	129	121	26	25
	2,374	1,801	129	121	2,395	1,821

Total Proved Plus Probable			-	-
Edam	978	742	-	-	978	742
Lloydminster	1,077	829	-	-	1,077	829
Manitou	837	621	-	-	837	621
Other Properties(1)	5	5	131	123	27	26
	2,897	2,138	131	123	2,919	2,159

(1)No other individual property accounts for more than 20% of the estimated production disclosed.

DIVIDEND POLICY

The Corporation has not paid any dividends to date on its Common Shares. The Board of Directors of the Corporation will determine the timing, payment and amount of dividends, if any, that may be paid by the Corporation from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the Board of Directors considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of first and second preferred shares. There are currently issued and outstanding 63,915,979 Common Shares and no preferred shares.

Common Shares

Palliser is authorized to issue an unlimited number of Common Shares without nominal or par value. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Palliser, except meetings of another class or series of shares of Palliser, which are required by law to be held separately. Subject to the rights of the holders of any other shares having priority over the Common Shares, holders of Common Shares are entitled to dividends if, as and when declared by the Board of Directors and, upon liquidation, dissolution or winding-up, to receive the remaining property of Palliser.

Preferred Shares

Palliser is authorized to issue an unlimited number of first and second preferred shares. The preferred shares may be issued from time to time in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions which the board of directors of the Corporation determines prior to the issue thereof. The preferred shares rank prior to the Common Shares and the first preferred shares rank prior to the second preferred shares with respect to the payment of dividends and distribution in the event of liquidation, dissolution or winding-up of the Corporation.

BORROWINGS

Credit Facilities

Palliser has the following credit facilities from a Canadian financial institution (the "Bank"): (i) a revolving, operating demand bank credit facility with an authorized amount of $42,000,000 (the "Operating Facility"), with interest on amounts owing under the Operating Facility at the lender's prime rate plus 1.0% per annum; and (ii) an acquisition/development demand loan with an authorized amount of $10,000,000 (the "Demand Loan" and together with the Operating Facility, the "Credit Facilities"), with interest on amounts owing under the Demand Loan at the lender's prime rate plus 1.5% per annum.

Although the Credit Facilities are payable on demand by the Bank, which demand can be made at any time, the credit agreement contains (i) customary restrictions on the incurrence of additional indebtedness, the disposition of assets and the granting of security, and (ii) customary events of default, including upon a change of control. Furthermore, Palliser is restricted from making distributions (including the declaration of dividends and the reduction, redemption or repurchase of its shares) if such distribution would impair its capacity to fulfill its obligations to the Bank, if it is in default under the credit agreement or if a default shall reasonably be expected to occur as a result of such distribution. The Credit Facilities are currently secured by, among other things, a general security agreement and a $150 million floating charge debenture on the assets of Palliser.

Under the terms of the Credit Facilities, Palliser is required to meet certain requirements. The Credit Facility requires that the Corporation maintain a working capital ratio, as defined (including undrawn credit facility balance), of not less than 1:1. The Corporation was not in compliance with this covenant as at December 31, 2013 and currently is not in compliance. As at December 31, 2013 the Corporation had $47,365,000 of working capital deficiency (net debt) and total available borrowing capacity of $44,250,000 on the total credit facility of $52,000,000. Palliser estimates the forecasted working capital deficiency (net debt) at March 31, 2014 is between $49 and $50 million.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSXV under the symbol "PXL".

The following sets forth trading information for the closing prices of the Common Shares (as reported by the stock exchange on which such shares are listed) for the most recently completed financial year and in 2014 to the close on April 29, 2014:

Period	High ($)	Low ($)	Volume

2013
January	0.74	0.58	2,790,351
February	0.63	0.48	835,836
March	0.54	0.43	838,808
April	0.56	0.39	2,259,100
May	0.52	0.43	2,278,100
June	0.52	0.43	1,685,400
July	0.65	0.50	1,962,400
August	0.70	0.55	1,601,100
September	0.65	0.55	1,262,000
October	0.64	0.48	2,041,200
November	0.58	0.38	1,642,300
December	0.39	0.25	2,991,200
			1,861,700
2014
January	0.30	0.24	2,916,000
February	0.30	0.23	2,189,800
March	0.29	0.17	1,745,200
April 1-29	0.25	0.135	3,469,653

DIRECTORS AND OFFICERS

The Board of Directors is currently composed of five directors, three of whom are "independent" within the meaning of applicable securities legislation. Directors are appointed to serve on the Board of Directors by the holders of Common Shares until the next annual meeting of shareholders or until the time that they retire or are removed and successors are appointed. The Corporation is governed by the Board of Directors who have appointed a management team comprised of a Chief Executive Officer and President; a Vice-President, Finance and Chief Financial Officer; a Vice-President, Engineering; and a Vice-President, Operations and Production.

The name, province or state and country of residence, office and principal occupation within the past five years of each of the current directors and officers of the Corporation are set out below.

Name, Age, Province or		Date First Elected
State and Country of		or Appointed a
Residence	Office Held	Director	Principal Occupation

Kevin J. Gibson Alberta, Canada Age: 62	Chief Executive Officer and Director	March 24, 2008	Chief Executive Officer of the Corporation since March, 2008; prior thereto President and Chief Executive Officer Innova Exploration Ltd. an oil and gas company from November, 2000.

Daryl S. Fridhandler, Q.C. (1)(2)(3) Alberta, Canada Age: 57	Chairman of the Board and Director	November 2, 2005	Partner, in the Calgary law firm of Burnet, Duckworth & Palmer LLP.

Name, Age, Province or		Date First Elected
State and Country of		or Appointed a
Residence	Office Held	Director	Principal Occupation

Stephen C. Hayden(1)(2)(3) Alberta, Canada Age: 41	Director	July 14, 2008

Managing Director of Ivy Capital Partners, a merchant bank based in Calgary since 2008; Director of Hayden Capital Corp., a private investment firm since 2006; prior thereto Director, Investment Banking, Canaccord Capital Corp. from 2004; prior thereto, a securities lawyer with Burnet, Duckworth & Palmer LLP.

Jeffrey C. Saponja(1)(2)(3) Alberta, Canada Age: 46	Director	May 12, 2011

President and Chief Executive Officer, TriAxion Oil Corp., a private junior oil and gas exploration company, since May, 2010; prior thereto, President and Chief Executive Officer, TriAxion Resources Ltd., a private oil and gas company.

Ivan J. Condic Alberta, Canada Age: 38	Vice-President, Finance and Chief Financial Officer	N/A

Vice-President, Finance and Chief Financial Officer of the Corporation since June, 2010; prior thereto, controller of Twin Butte Energy Ltd. from 2006 to June 2010; prior thereto, controller of Kerogen Petroleum Ltd. from March 2005 to May 2006; prior thereto, accounting positions with various E&P services companies; prior thereto, with KPMG from September 2007 to December 2001.

Robert R. Padget Alberta, Canada Age: 63	Vice-President, Engineering	N/A

Vice-President, Engineering of the Corporation since January, 2009; prior thereto, Vice-President, Engineering and Chief Operating Officer of Great Plains Exploration Ltd. from 2004 to 2008; prior thereto, Vice-President, Engineering and Operations of Seventh Energy from 2003 to 2004 and Calpine Energy from 2001 to 2002.

Glenn Taylor Alberta, Canada Age: 54	Vice-President, Operations and Production	N/A	Vice-President, Operations and Production of the Corporation since November, 2008; prior thereto, Manager of Operations of TransGlobe Energy Corporation from 2003 to 2008.

Note:

(1)	Member of Audit Committee.
(2)	Member of Reserves Committee.
(3)	Member of Compensation Committee.

As at December 31, 2013, the current directors and executive officers of Palliser, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 3,759,156 Common Shares, representing approximately 5.9% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to our knowledge, no director or executive officer of Palliser is, or has been in the last ten years, a director, chief executive officer or chief financial officer of an issuer (including Palliser) that, (i) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (ii) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (iii) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Fridhandler is a director and officer of Georox Resources Inc. (formerly Oromonte Resources Inc.) ("Georox") which voluntarily sought and obtained a management cease trade order as described in an Georox press release dated April 30, 2008 ("MCTO") as Georox was not in a position to file its annual financial statements for the year ended December 31, 2007 on a timely basis. The MCTO prevented Georox's insiders from trading its shares while Georox remained in filing default, but enabled all other investors to continue trading Georox's shares. The MCTO was obtained due in part to the Government of Ecuador's determination shortly before finalization of financial statements to terminate unspecified mining claims and the uncertainty of the implication of such action on Georox's properties and financial statements and in part due to reconciliation issues with Georox's accounting firms in Ecuador. The MCTO terminated on June 13, 2008.

Penalties or Sanctions or Personal Bankruptcy

No director, executive officer or shareholder holding a sufficient number of Common Shares to affect materially the control of Palliser: (i) has been subject to, (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Palliser are subject to in connection with the operations of Palliser. In particular, certain of the directors and officers of Palliser are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with Palliser or with entities which may, from time to time, provide financing to, or make equity investments in, Palliser's competitors. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

AUDIT COMMITTEE INFORMATION

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators ("NI 52-110") requires the Corporation, as a "venture issuer", to disclose annually certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

Audit Committee Mandate and Terms of Reference

The Mandate of the Audit Committee of the board of directors of Palliser is attached hereto as Schedule "C".

Composition of the Audit Committee

The following table sets forth the names of each current member of the Audit Committee, whether such member is independent (in accordance with NI 52-110), whether such member is financially literate and the relevant education and experience of such member:

Financially
Name	Independent	literate	Relevant education and experience

Daryl S. Fridhandler, Q.C.	No(1)	Yes

Mr. Fridhandler has an LLB from Dalhousie University and is a Partner in the Calgary law firm of Burnet, Duckworth & Palmer LLP with over 25 years of practice as a corporate and securities lawyer. Mr. Fridhandler has received his Institute of Corporate Directors "ICD.D designation" and has been a board and audit committee member and chairman of numerous public, private and non-profit organizations.

Jeffrey C. Saponja	Yes	Yes

Mr. Saponja is a graduate of the University of Calgary with a B.Sc. in Mechanical Engineering and the University of East Anglia in the United Kingdom with an MBA, and is a Registered Professional Engineer in Alberta with over 23 years of oil and gas business experience. Mr. Saponja is the President and Chief Executive Officer of TriAxon Oil Corp., a junior private oil and gas exploration company based in Calgary, Alberta.

Stephen C. Hayden	Yes	Yes

Managing Director of Ivy Capital Partners, a merchant banking operation based in Calgary since 2008. Director of Hayden Capital Corp., a private investment firm since 2006; prior thereto Director, Investment Banking, Canaccord Capital Corp. from 2004; prior thereto, a securities lawyer with Burnet, Duckworth & Palmer LLP. Mr. Hayden received an MBA from Ivey School of Business.

Note:

(1)	Mr. Fridhandler is not considered independent for purposes of Audit Committee requirements as he is a partner in a law firm which provides professional services to the Corporation.

Audit Committee Oversight

Since the commencement of the issuer's most recently completed financial year, each recommendation of the Audit Committee to nominate or compensate the external auditor has been adopted by the Board of Directors of the Corporation.

Pre-Approval of Policies and Procedures

The Audit Committee reviews and pre-approves all non-audit services to be provided to the Corporation by its external auditors.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by our external auditor in each of the last two fiscal years for audit services and the reviews of interim financial statements were $124,000 in 2013 and $114,000 in 2012.

Audit – Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees" above were $43,500 in 2013 and $Nil in 2012. These services relate to management information circulars.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our external auditor for tax compliance, tax advice and tax planning were $Nil in 2013 and $Nil in 2012.

All Other Fees

Other than the foregoing, there were no other fees billed by our external auditor in the 2013 and 2012 fiscal years.

INDUSTRY CONDITIONS

Companies operating in the oil and natural gas industry are subject to extensive regulation and control of operations (including land tenure, exploration, development, production, refining and upgrading, transportation, and marketing) as a result of legislation enacted by various levels of government with respect to the pricing and taxation of oil and natural gas through agreements among the governments of Canada, Alberta and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry in western Canada.

Pricing and Marketing

Oil

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Worldwide supply and demand factors primarily determine oil prices; however, prices are also influenced by regional market and transportation issues. The specific price depends in part on oil quality, prices of competing fuels, distance to market, availability of transportation, value of refined products, the supply/demand balance and contractual terms of sale. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB. The NEB is currently undergoing a consultation process to update the regulations governing the issuance of export licences. The updating process is necessary to meet the criteria set out in the federal Jobs, Growth and Long-term Prosperity Act which received Royal Assent on June 29, 2012 (the "Prosperity Act"). In this transitory period, the NEB has issued, and is currently following an "Interim Memorandum of Guidance concerning Oil and Gas Export Applications and Gas Import Applications under Part VI of the National Energy Board Act".

Natural Gas

Alberta's natural gas market has been deregulated since 1985. Supply and demand determine the price of natural gas and price is calculated at the sale point, being the wellhead, the outlet of a gas processing plant, on a gas transmission system such as the Alberta "NIT" (Nova Inventory Transfer), at a storage facility, at the inlet to a utility system or at the point of receipt by the consumer. Accordingly, the price for natural gas is dependent upon such producer's own arrangements (whether long or short term contracts and the specific point of sale). As natural gas is also traded on trading platforms such as the Natural Gas Exchange (NGX), Intercontinental Exchange or the New York Mercantile Exchange (NYMEX) in the United States, spot and future prices can also be influenced by supply and demand fundamentals on these platforms. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas (other than propane, butane and ethane) exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or for a larger quantity requires an exporter to obtain an export licence from the NEB.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico came into force on January 1, 1994. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of goods of the party maintaining the restriction as compared to the proportion prevailing in the most recent 36 month period; (ii) impose an export price higher than the domestic price (subject to an exception with respect to certain measures which only restrict the volume of exports); and (iii) disrupt normal channels of supply.

All three signatory countries are prohibited from imposing a minimum or maximum export price requirement in any circumstance where any other form of quantitative restriction is prohibited. The signatory countries are also prohibited from imposing a minimum or maximum import price requirement except as permitted in enforcement of countervailing and anti-dumping orders and undertakings. NAFTA requires energy regulators to ensure the orderly and equitable implementation of any regulatory changes and to ensure that the application of those changes will cause minimal disruption to contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, all of which are important for Canadian oil and natural gas exports. NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.

Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations that govern royalties, production rates and other matters. The royalty regime in a given province is a significant factor in the profitability of oil sands projects, crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are carved out of the working interest owner's interest, from time to time, through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

Alberta

Producers of oil and natural gas from Crown lands in Alberta are required to pay annual rental payments, currently at a rate of $3.50 per hectare, and make monthly royalty payments in respect of oil and natural gas produced.

Royalties are currently paid pursuant to "The New Royalty Framework" (implemented by the Mines and Minerals (New Royalty Framework) Amendment Act, 2008) and the "Alberta Royalty Framework", which was implemented in 2010. Royalty rates for conventional oil are set by a single sliding rate formula, which is applied monthly and incorporates separate variables to account for production rates and market prices. The maximum royalty payable under the royalty regime is 40%. Royalty rates for natural gas under the royalty regime are similarly determined using a single sliding rate formula with the maximum royalty payable under the royalty regime set at 36%

Producers of oil and natural gas from freehold lands in Alberta are required to pay freehold mineral tax. The freehold mineral tax is a tax levied by the Government of Alberta on the value of oil and natural gas production from non-Crown lands and is derived from the Freehold Mineral Rights Tax Act (Alberta). The freehold mineral tax is levied on an annual basis on calendar year production using a tax formula that takes into consideration, among other things, the amount of production, the hours of production, the value of each unit of production, the tax rate and the percentages that the owners hold in the title. The basic formula for the assessment of freehold mineral tax is: revenue less allocable costs equals net revenue divided by wellhead production equals the value based upon unit of production. If payors do not wish to file individual unit values, a default price is supplied by the Crown. On average, the tax levied is 4% of revenues reported from fee simple mineral title properties.

The Government of Alberta has from time to time implemented drilling credits, incentives or transitional royalty programs to encourage oil and gas development and new drilling. For example, the Innovative Energy Technologies Program (the "IETP") has the stated objectives of increasing recovery from oil and gas deposits, finding technical solutions to the gas over bitumen issue, improving the recovery of bitumen by in-situ and mining techniques and improving the recovery of natural gas from coal seams. The IETP provides royalty adjustments to specific pilot and demonstration projects that utilize new or innovative technologies to increase recovery from existing reserves.

In addition, the Government of Alberta has implemented certain initiatives intended to accelerate technological development and facilitate the development of unconventional resources (the "Emerging Resource and Technologies Initiative"). Specifically:

  Coalbed methane wells will receive a maximum royalty rate of 5% for 36 producing months on up to 750 MMcf of production, retroactive to wells that began producing on or after May 1, 2010;

  Shale gas wells will receive a maximum royalty rate of 5% for 36 producing months with no limitation on production volume, retroactive to wells that began producing on or after May 1, 2010;

  Horizontal gas wells will receive a maximum royalty rate of 5% for 18 producing months on up to 500 MMcf of production, retroactive to wells that commenced drilling on or after May 1, 2010; and

  Horizontal oil wells and horizontal non-project oil sands wells will receive a maximum royalty rate of 5% with volume and production month limits set according to the depth of the well (including the horizontal distance), retroactive to wells that commenced drilling on or after May 1, 2010.

The Emerging Resource and Technologies Initiative will be reviewed in 2014, and the Government of Alberta has committed to providing industry with three years notice if it decides to discontinue the program.

Saskatchewan

In Saskatchewan, the amount payable as a Crown royalty or a freehold production tax in respect of oil depends on the type and vintage of oil, the quantity of oil produced in a month, the value of the oil produced and specified adjustment factors determined monthly by the provincial government. For Crown royalty and freehold production tax purposes, conventional oil is divided into "types", being "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil". The vintage of oil, being "fourth tier oil", "third tier oil", "new oil" and "old oil", depends on the finished drilling date of a well and is applied to each of the three crude oil types slightly differently. Heavy oil is classified as third tier oil (produced from a vertical well having a finished drilling date on or after January 1, 1994 and before October 1, 2002 or incremental oil from new or expanded waterflood projects with a commencement date on or after January 1, 1994 and before October 1, 2002), fourth tier oil (having a finished drilling date on or after October 1, 2002 or incremental oil from new or expanded waterflood projects with a commencement date on or after October 1, 2002) or new oil (conventional oil that is not classified as "third tier oil" or "fourth tier oil"). Southwest designated oil uses the same definition of fourth tier oil but third tier oil is defined as conventional oil produced from a vertical well having a finished drilling date on or after February 9, 1998 and before October 1, 2002 or incremental oil from new or expanded waterflood projects with a commencement date on or after February 9, 1998 and before October 1, 2002 and new oil is defined as conventional oil produced from a horizontal well having a finished drilling date on or after February 9, 1998 and before October 1, 2002. For non-heavy oil other than southwest designated oil, the same classification as heavy oil is used but new oil is defined as conventional oil produced from a vertical well completed after 1973 and having a finished drilling date prior to 1994, conventional oil produced from a horizontal well having a finished drilling date on or after April 1, 1991 and before October 1, 2002, or incremental oil from new or expanded waterflood projects with a commencement date on or after January 1, 1974 and before 1994 whereas old oil is defined as conventional oil not classified as third or fourth tier oil or new oil. Production tax rates for freehold production are determined by first determining the Crown royalty rate and then subtracting the "Production Tax Factor" ("PTF") applicable to that classification of oil. Currently the PTF is 6.9 for "old oil", 10.0 for "new oil" and "third tier oil" and 12.5 for "fourth tier oil". The minimum rate for freehold production tax is zero.

Base prices are used to establish lower limits in the price-sensitive royalty structure for conventional oil and apply at a reference well production rate of 100 m3 for "old oil", "new oil" and "third tier oil", and 250 m3 per month for "fourth tier oil". Where average wellhead prices are below the established base prices of $100 per m3 for third and fourth tier oil and $50 per m3 for new oil and old oil, base royalty rates are applied. Base royalty rates are 5% for all fourth tier oil, 10% for heavy oil that is third tier oil or new oil, 12.5% for southwest designated oil that is third tier oil or new oil, 15% for non-heavy oil other than southwest designated oil that is third tier or new oil, and 20% for old oil. Where average wellhead prices are above base prices, marginal royalty rates are applied to the proportion of production that is above the base oil price. Marginal royalty rates are 30% for all fourth tier oil, 25% for heavy oil that is third tier oil or new oil, 35% for southwest designated oil that is third tier oil or new oil, 35% for non-heavy oil other than southwest designated oil that is third tier or new oil, and 45% for old oil.

The amount payable as a Crown royalty or a freehold production tax in respect of natural gas production is determined by a sliding scale based on the monthly provincial average gas price published by the Saskatchewan government, the quantity produced in a given month, the type of natural gas, and the classification of the natural gas. Like conventional oil, natural gas may be classified as "non-associated gas" (gas produced from gas wells) or "associated gas" (gas produced from oil wells) and royalty rates are determined according to the finished drilling date of the respective well. Non-associated gas is classified as new gas (having a finished drilling date before February 9, 1998 with a first production date on or after October 1, 1976), third tier gas (having a finished drilling date on or after February 9, 1998 and before October 1, 2002), fourth tier gas (having a finished drilling date on or after October 1, 2002) and old gas (not classified as either third tier, fourth tier or new gas). A similar classification is used for associated gas except that the classification of old gas is not used, the definition of fourth tier gas also includes production from oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of at least 3,500 m3 of gas for every m3 of oil, and new gas is defined as oil produced from a well with a finished drilling date before February 9, 1998 that received special approval, prior to October 1, 2002, to produce oil and gas concurrently without gas-oil ratio penalties.

On December 9, 2010, the Government of Saskatchewan enacted the Freehold Oil and Gas Production Tax Act, 2010 with the intention to facilitate the efficient payment of freehold production taxes by industry. Two new regulations with respect to this legislation are: (i) The Freehold Oil and Gas Production Tax Regulations, 2012 which sets out the terms and conditions under which the taxes are calculated and paid; and (ii) The Recovered Crude Oil Tax Regulations, 2012 which sets out the terms and conditions under which taxes on recovered crude oil that was delivered from a crude oil recovery facility on or after March 1, 2012 are to be calculated and paid.

As with conventional oil production, base prices based on a well reference rate of 250 103 m3/month are used to establish lower limits in the price-sensitive royalty structure for natural gas. Where average field-gate prices are below the established base prices of $1.35 per gigajoule for third and fourth tier gas and $0.95 per gigajoule for new gas and old gas, base royalty rates are applied. Base royalty rates are 5% for all fourth tier gas, 15% for third tier or new gas, and 20% for old gas. Where average well-head prices are above base prices, marginal royalty rates are applied to the proportion of production that is above the base gas price. Marginal royalty rates are 30% for all fourth tier gas, 35% for third tier and new gas, and 45% for old gas. The current regulatory scheme provides for certain differences with respect to the administration of "fourth tier gas" which is associated gas.

The Government of Saskatchewan currently provides a number of targeted incentive programs. These include both royalty reduction and incentive volume programs, including the following:

  Royalty/Tax Incentive Volumes for Vertical Oil Wells Drilled on or after October 1, 2002 providing reduced Crown royalty (a Crown royalty rate of the lesser of "fourth tier oil" Crown royalty rate and 2.5%) and freehold tax rates (a freehold production tax rate of 0%) on incentive volumes of 8,000 m3 for deep development vertical oil wells, 4,000 m3 for non-deep exploratory vertical oil wells and 16,000 m3 for deep exploratory vertical oil wells (more than 1,700 metres or within certain formations) and after the incentive volume is produced, the oil produced will be subject to the "fourth tier" royalty tax rate;

  Royalty/Tax Incentive Volumes for Exploratory Gas Wells Drilled on or after October 1, 2002 providing reduced Crown royalty (a Crown royalty rate of the lesser of "fourth tier oil" Crown royalty rate and 2.5%) and freehold tax rates (a freehold production tax rate of 0%) on incentive volumes of 25,000,000 m3 for qualifying exploratory gas wells;

  Royalty/Tax Incentive Volumes for Horizontal Oil Wells Drilled on or after October 1, 2002 providing reduced Crown royalty (a Crown royalty rate of the lesser of "fourth tier oil" Crown royalty rate and 2.5%) and freehold tax rates (a freehold production tax rate of 0%) on incentive volumes of 6,000 m3 for non-deep horizontal oil wells and 16,000 m3 for deep horizontal oil wells (more than 1,700 metres total vertical depth or within certain formations) and after the incentive volume is produced, the oil produced will be subject to the "fourth tier" royalty tax rate;

  Royalty/Tax Incentive Volumes for Horizontal Gas Wells drilled on or after June 1, 2010 and before April 1, 2013 providing for a classification of the well as a qualifying exploratory gas well and resulting in a reduced Crown royalty (a Crown royalty rate of the lesser of "fourth tier oil" Crown royalty rate and 2.5%) and freehold tax rates (a freehold production tax rate of 0%) on incentive volumes of 25,000,000 m3 for horizontal gas wells and after the incentive volume is produced, the gas produced will be subject to the "fourth tier" royalty tax rate;

  Royalty/Tax Regime for Incremental Oil Produced from New or Expanded Waterflood Projects Implemented on or after October 1, 2002 whereby incremental production from approved waterflood projects is treated as fourth tier oil for the purposes of Crown royalty and freehold tax calculations;

  Royalty/Tax Regime for Enhanced Oil Recovery Projects (Excluding Waterflood Projects) Commencing prior to April 1, 2005 providing lower Crown royalty and freehold tax determinations based in part on the profitability of EOR projects during and subsequent to the payout of the EOR operations;

  Royalty/Tax Regime for Enhanced Oil Recovery Projects (Excluding Waterflood Projects) Commencing on or after April 1, 2005 providing a Crown royalty of 1% of gross revenues on EOR projects pre-payout and 20% of EOR operating income post-payout and a freehold production tax of 0% pre-payout and 8% post-payout on operating income from EOR projects; and

  Royalty/Tax Regime for High Water-Cut Oil Wells designed to extend the product lives and improve the recovery rates of high water-cut oil wells and granting "third tier oil" royalty/tax rates with a Saskatchewan Resource Credit of 2.5% for oil produced prior to April 2013 and 2.25% for oil produced on or after April 1, 2013 to incremental high water-cut oil production resulting from qualifying investments made to rejuvenate eligible oil wells and/or associated facilities.

On June 22, 2011, the Government of Saskatchewan released the Upstream Petroleum Industry Associated Gas Conservation Standards, which are designed to reduce emissions resulting from the flaring and venting of associated gas (the "Associated Natural Gas Standards"). The Associated Natural Gas Standards were jointly developed with industry and the implementation of such standards commenced on July 1, 2012 for new wells and facilities licensed on or after such date. The new standards will apply to existing licensed wells and facilities on July 1, 2015.

Land Tenure

The respective provincial governments predominantly own the rights to crude oil and natural gas located in the western provinces. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Private ownership of oil and natural gas also exists in such provinces and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Each of the provinces of Alberta and Saskatchewan has implemented legislation providing for the reversion to the Crown of mineral rights to deep, non-productive geological formations at the conclusion of the primary term of a lease or license.

Alberta also has a policy of "shallow rights reversion" which provides for the reversion to the Crown of mineral rights to shallow, non-productive geological formations for all leases and licenses. For leases and licenses issued subsequent to January 1, 2009, shallow rights reversion will be applied at the conclusion of the primary term of the lease or license.

Environmental Regulation

The oil and natural gas industry is currently subject to regulation pursuant to a variety of provincial and federal environmental legislation, all of which is subject to governmental review and revision from time to time. Such legislation provides for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability and the imposition of material fines and penalties.

Federal

Pursuant to the Prosperity Act, the Government of Canada amended or repealed several pieces of federal environmental legislation and in addition, created a new federal environment assessment regime that came in to force on July 6, 2012. The changes to the environmental legislation under the Prosperity Act are intended to provide for more efficient and timely environmental assessments of projects that previously had been subject to overlapping legislative jurisdiction.

Alberta

The regulatory landscape in Alberta has undergone a transformation from multiple regulatory bodies to a single regulator for upstream oil and gas, oil sands and coal development activity. On June 17, 2013, the Alberta Energy Regulator (the "AER") assumed the functions and responsibilities of the former Energy Resources Conservation Board, including those found under the Oil and Gas Conservation Act ("ABOGCA"). On November 30, 2013, the AER assumed the energy related functions and responsibilities of Alberta Environment and Sustainable Resource Development ("AESRD") in respect of the disposition and management of public lands under the Public Lands Act. On March 29, 2014, the AER is expected to assume the energy related functions and responsibilities of AESRD in the areas of environment and water under the Environmental Protection and Enhancement Act and the Water Act, respectively. The AER's responsibilities exclude the functions of the Alberta Utilities Commission and the Surface Rights Board, as well as Alberta Energy's responsibility for mineral tenure. The objective behind the transformation to a single regulator is the creation of an enhanced regulatory regime that is efficient, attractive to business and investors, and effective in supporting public safety, environmental management and resource conservation while respecting the rights of landowners.

In December 2008, the Government of Alberta released a new land use policy for surface land in Alberta, the Alberta Land Use Framework (the "ALUF"). The ALUF sets out an approach to manage public and private land use and natural resource development in a manner that is consistent with the long-term economic, environmental and social goals of the province. It calls for the development of seven region-specific land use plans in order to manage the combined impacts of existing and future land use within a specific region and the incorporation of a cumulative effects management approach into such plans.

Proclaimed in force in Alberta on October 1, 2009, the Alberta Land Stewardship Act (the "ALSA") provides the legislative authority for the Government of Alberta to implement the policies contained in the ALUF. Regional plans established under the ALSA are deemed to be legislative instruments equivalent to regulations and will be binding on the Government of Alberta and provincial regulators, including those governing the oil and gas industry. In the event of a conflict or inconsistency between a regional plan and another regulation, regulatory instrument or statutory consent, the regional plan will prevail. Further, the ALSA requires local governments, provincial departments, agencies and administrative bodies or tribunals to review their regulatory instruments and make any appropriate changes to ensure that they comply with an adopted regional plan. The ALSA also contemplates the amendment or extinguishment of previously issued statutory consents such as regulatory permits, licenses, registrations, approvals and authorizations for the purpose of achieving or maintaining an objective or policy resulting from the implementation of a regional plan. Among the measures to support the goals of the regional plans contained in the ALSA are conservation easements, which can be granted for the protection, conservation and enhancement of land; and conservation directives, which are explicit declarations contained in a regional plan to set aside specified lands in order to protect, conserve, manage and enhance the environment.

On August 22, 2012, the Government of Alberta approved the Lower Athabasca Regional Plan ("LARP") which came into force on September 1, 2012. The LARP is the first of seven regional plans developed under the ALUF. LARP covers a region in the northeastern corner of Alberta that is approximately 93,212 square kilometres in size. The region includes a substantial portion of the Athabasca oilsands area, which contains approximately 82% of the province's oilsands resources and much of the Cold Lake oilsands area.

LARP establishes six new conservation areas and nine new provincial recreation areas. In conservation and provincial recreation areas, conventional oil and gas companies with pre-existing tenure may continue to operate. Any new petroleum and gas tenure issued in conservation and provincial recreation areas will include a restriction that prohibits surface access. In contrast, oilsands companies' tenure has been (or will be) cancelled in conservation areas and no new oilsands tenure will be issued. While new oil sands tenure will be issued in provincial recreation areas, new and existing oil sands tenure will prohibit surface access.

The next regional plan to take effect is the South Saskatchewan Regional Plan ("SSRP") which covers approximately 83,764 square kilometres and includes 45 % of the provincial population. The SSRP was released in draft form in 2013 and is expected to come into force on April 1, 2014.

With the implementation of the new Alberta regulatory structure under the AER, AESRD will remain responsible for development and implementation of regional plans. However, the AER will take on some responsibility for implementing regional plans in respect of energy related activities.

Saskatchewan

In May 2011, Saskatchewan passed changes to The Oil and Gas Conservation Act ("SKOGCA"), the act governing the regulation of resource development operations in the province. Although the associated Bill received Royal Assent on May 18, 2011, it was not proclaimed into force until April 1, 2012, in conjunction with the release of The Oil and Gas Conservation Regulations, 2012 ("OGCR") and The Petroleum Registry and Electronic Documents Regulations ("Registry Regulations"). The aim of the amendments to the SKOGCA, and the associated regulations, is to provide resource companies investing in Saskatchewan's energy and resource industries with the best support services and business and regulatory systems available. With the enactment of the Registry Regulations and the OGCR, Saskatchewan has implemented a number of operational aspects, including the increased demand for record-keeping, increased testing requirements for injection wells and increased investigation and enforcement powers; and, procedural aspects including those related to Saskatchewan's participation as partner in the Petroleum Registry of Alberta.

Liability Management Rating Programs

Alberta

In Alberta, the AER implements the Licensee Liability Rating Program (the "AB LLR Program"). The AB LLR Program is a liability management program governing most conventional upstream oil and gas wells, facilities and pipelines. The ABOGCA establishes an orphan fund (the "Orphan Fund") to pay the costs to suspend, abandon, remediate and reclaim a well, facility or pipeline included in the AB LLR Program if a licensee or working interest participant ("WIP") becomes defunct. The Orphan Fund is funded by licensees in the AB LLR Program through a levy administered by the AER. The AB LLR Program is designed to minimize the risk to the Orphan Fund posed by unfunded liability of licences and prevent the taxpayers of Alberta from incurring costs to suspend, abandon, remediate and reclaim wells, facilities or pipelines. The AB LLR Program requires a licensee whose deemed liabilities exceed its deemed assets to provide the AER with a security deposit. The ratio of deemed liabilities to deemed assets is assessed once each month and failure to post the required security deposit may result in the initiation of enforcement action by the AER.

Effective May 1, 2013, the AER implemented important changes to the AB LLR Program that resulted in a significant increase in the number of oil and gas companies in Alberta that are required to post security. Some of the important changes include:

  a 25% increase to the prescribed average reclamation cost for each individual well or facility (which will increase a licensee's deemed liabilities);

  a $7,000 increase to facility abandonment cost parameters for each well equivalent (which will increase a licensee's deemed liabilities);

  a decrease in the industry average netback from a five-year to a three-year average (which will affect the calculation of a licensee's deemed assets, as the reduction from five to three years means the average will be more sensitive to price changes); and

  a change to the present value and salvage factor, increasing to 1.0 for all active facilities from the current 0.75 for active wells and 0.50 for active facilities (which will increase a licensee's deemed liabilities).

These changes will be implemented over a three-year period. The first phase was implemented in May of 2013, the second phase will be implemented in May of 2014 and the final phase will be implemented in May of 2015. The changes to the LLR Program stem from concern that the previous regime significantly underestimated the environmental liabilities of licensees.

Saskatchewan

In Saskatchewan, the Ministry of Economy implements the Licensee Liability Rating Program (the "SK LLR Program"). The SK LLR Program is designed to assess and manage the financial risk that a licensee's well and facility abandonment and reclamation liabilities pose to an orphan fund (the "Oil and Gas Orphan Fund") established under the SKOGCA. The Oil and Gas Orphan Fund is responsible for carrying out the abandonment and reclamation of wells and facilities contained within the SK LLR Program when a licensee or WIP is defunct or missing. The SK LLR Program requires a licensee whose deemed liabilities exceed its deemed assets to post a security deposit. The ratio of deemed liabilities to deemed assets is assessed once each month for all licensees of oil, gas and service wells and upstream oil and gas facilities.

Climate Change Regulation

Federal

The Government of Canada is a signatory to the United Nations Framework Convention on Climate Change (the "UNFCCC") and a participant to the Copenhagen Accord (a non-binding agreement created by the UNFCCC which represents a broad political consensus and reinforces commitments to reducing greenhouse gas ("GHG") emissions). On January 29, 2010, Canada inscribed in the Copenhagen Accord its 2020 economy-wide target of a 17% reduction of GHG emissions from 2005 levels. This target is aligned with the United States target. In a report dated October 2013, the Government stated that this target represents a significant challenge in light of strong economic growth (Canada's economy is projected to be approximately 31% larger in 2020 compared to 2005 levels).

On April 26, 2007, the Government of Canada released "Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution" (the "Action Plan") which set forth a plan for regulations to address both GHGs and air pollution. An update to the Action Plan, "Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions" was released on March 10, 2008 (the "Updated Action Plan"). The Updated Action Plan outlines emissions intensity-based targets, for application to regulated sectors on a facility-specific, sector-wide basis or company-by-company basis. Although the intention was for draft regulations aimed at implementing the Updated Action Plan to become binding on January 1, 2010, the only regulations being implemented are in the transportation and electricity sectors. The federal government indicates that it is taking a sector-by-sector regulatory approach to reducing GHG emissions and is working on regulations for other sectors. Representatives of the Government of Canada have indicated that the proposals contained in the Updated Action Plan will be modified to ensure consistency with the direction ultimately taken by the United States with respect to GHG emissions regulation. In June 2012, the second US-Canada Clean Energy Dialogue Action Plan was released. The plan renewed efforts to enhance bilateral collaboration on the development of clean energy technologies to reduce GHG emissions.

Alberta

As part of Alberta's 2008 Climate Change Strategy, the province committed to taking action on three themes: (a) conserving and using energy efficiently (reducing GHG emissions); (b) greening energy production; and (c) implementing carbon and capture storage.

As part of its efforts to reduce GHG emissions, Alberta introduced legislation to address GHG emissions: the Climate Change and Emissions Management Act (the "CCEMA") enacted on December 4, 2003 and amended through the Climate Change and Emissions Management Amendment Act, which received royal assent on November 4, 2008. The CCEMA is based on an emissions intensity approach and aims for a 50% reduction from 1990 emissions relative to GDP by 2020. The accompanying regulations include the Specified Gas Emitters Regulation ("SGER"), which imposes GHG limits, and the Specified Gas Reporting Regulation, which imposes GHG emissions reporting requirements. Alberta facilities emitting more than 100,000 tonnes of GHGs a year are subject to compliance with the CCEMA. Alberta is the first jurisdiction in North America to impose regulations requiring large facilities in various sectors to reduce their GHG emissions.

The SGER, effective July 1, 2007, applies to facilities emitting more than 100,000 tonnes of GHGs in 2003 or any subsequent year, and requires reductions in GHG emissions intensity (e.g. the quantity of GHG emissions per unit of production) from emissions intensity baselines established in accordance with the SGER. The SGER distinguishes between "Established Facilities" and "New Facilities". Established Facilities are defined as facilities that completed their first year of commercial operation prior to January 1, 2000 or that have completed eight or more years of commercial operation. Established Facilities are required to reduce their emissions intensity by 12% of their baseline emissions intensity for 2008 and subsequent years. Generally, the baseline for an Established Facility reflects the average of emissions intensity in 2003, 2004 and 2005. New Facilities are defined as facilities that completed their first year of commercial operation on December 31, 2000, or a subsequent year, and have completed less than eight years of commercial operation, or are designated as New Facilities in accordance with the SGER. New Facilities are required to reduce their emissions intensity by 2% from baseline in the fourth year of commercial operation, 4% of their baseline in the fifth year, 6% of their baseline in the sixth year, 8% of their baseline in the seventh year and 10% of their baseline in the eighth year. The CCEMA does not contain any provision for continuous annual improvements in emissions intensity reductions beyond those stated above.

The CCEMA provides that regulated emitters can meet their emissions intensity targets by contributing to the Climate Change and Emissions Management Fund at a rate of $15 per tonne of CO2 equivalent. The funds contributed by industry to the Climate Change and Emissions Management Fund will be used to drive innovation and test and implement new technologies for greening energy production. Emissions credits can also be purchased from regulated emitters that have reduced their emissions below the 100,000 tonne threshold or non-regulated emitters that have generated emissions offsets through activities that result in emissions reductions in accordance with established protocols published by the Government of Alberta.

Alberta is also the first jurisdiction in North America to direct dedicated funding to implement carbon capture and storage technology across industrial sectors. Alberta will invest $2 billion into demonstration projects that will begin commercializing the technology on the scale needed to be successful. On December 2, 2010, the Government of Alberta passed the Carbon Capture and Storage Statutes Amendment Act, 2010. It deemed the pore space underlying all land in Alberta to be, and to have always been, the property of the Crown and provided for the assumption of long-term liability for carbon sequestration projects by the Crown, subject to the satisfaction of certain conditions.

Saskatchewan

On May 11, 2009, the Government of Saskatchewan announced The Management and Reduction of Greenhouse Gases Act (the "MRGGA") to regulate GHG emissions in the province. The MRGGA received Royal Assent on May 20, 2010 and will come into force on proclamation. The MRGGA establishes a framework for achieving the provincial target of a 20% reduction in GHG emissions from 2006 levels by 2020. The MRGGA and related regulations have yet to be proclaimed in force.

RISK FACTORS

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision. If any of the risks described below materialize, our business, financial condition or results of operations could be materially and adversely affected. Additional risks and uncertainties not currently known to us that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

The information set forth below contains "forward-looking statements", which are qualified by the information contained in the section of this Annual Information Form entitled "Reader Advisory Regarding Forward-Looking Statements".

Strategic Review Process

In light of the working capital deficiency, the Board of Directors has initiated a process to identify, examine and consider strategic alternatives with the view to enhancing shareholder value. Strategic alternatives may include, but are not limited to, sale of the corporation, merger or other business combination, recapitalization, sale of all or a portion of the Corporation's assets, or any combination thereof, continued execution as its business plan, among all other alternatives. The Board of Directors has retained a financial advisor to assist the Board of Directors with this process.

It is not the Corporation's intention to disclose developments with respect to the strategic review process until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. The Corporation cautions that there are no assurances or guarantees that the process will result in a transaction or, if a transaction is undertaken, the terms or timing of such a transaction. The Corporation has not yet set a definite schedule to complete its evaluation or process.

Financial Outlook

The Corporation had a forecasted working capital deficiency (net debt) of between $49 and $50 million as at March 31, 2014. The Corporation's limited cash resources and liquidity creates a material uncertainty about the Corporation's ability to operate as a going concern in the near term. The Corporation's ability to continue as a going concern is dependent upon the ongoing support of its lender, working capital to pay expenses, obtaining necessary funds to meet its operating and capital obligations through one or more financings, farm-out arrangements and asset sales, and controlling outlays of cash until such time as funds are available. While the Corporation is using its best efforts to pursue and complete one or more strategic alternatives on acceptable terms, no assurances can be given that such efforts will be successful or completed in the required time period to sustain current and planned operations.

Credit Facilities

As at April 29, 2014, Palliser owed approximately $43 million under its credit facilities. If the lender calls for repayment, Palliser would need to obtain alternative financing to repay such indebtedness and to finance its ongoing operating activities. There is no assurance that such alternative financing would be available to Palliser or, if available, available on satisfactory terms. If Palliser's lender demands repayment of its indebtedness and alternative financing is not available on satisfactory terms, it could have a material adverse effect on Palliser's business, financial condition, results of operations and prospects, and the market value of the Palliser shares. In such an event, Palliser's lender could act on its security, which could lead to the liquidation and sale of Palliser's assets to satisfy such indebtedness. If this occurred, there is no certainty that there would be any proceeds of sale remaining after such payout for the Palliser shareholders.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time, and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including fire, explosion, blowouts, cratering, sour gas releases, spills or other environmental hazards, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, the Corporation may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Corporation. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects. In accordance with industry practice, the Corporation is not fully insured against all risks, nor are all risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of certain risks is such that liabilities could exceed policy limits or not be covered, and in either event the Corporation could incur significant costs.

Operating risks include the breakdown or failure of equipment, information systems or processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); failure to maintain adequate supplies of spare parts; operator error; and labour disputes, fires, explosions, fractures, acts of terrorists and saboteurs and other similar events, many of which are beyond the Corporation's control. The occurrence or continuance of any of these events could reduce earnings and cash flows.

Global Financial Crisis

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the American and European sovereign debt levels have caused significant volatility in commodity prices. These conditions have caused a decrease in confidence in the global credit and financial markets and have created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. This volatility may in the future affect the Corporation's ability to obtain equity or debt financing on acceptable terms.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation is and will continue to be affected by numerous factors beyond its control. The Corporation's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The prices of oil and natural gas prices may be volatile and subject to fluctuation. Any material decline in prices could result in a reduction of the Corporation's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes of the Corporation's reserves. The Corporation might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Corporation's expected net production revenue and a reduction in its oil and natural gas acquisition, development and exploration activities. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States, Canada and Europe, the actions of OPEC, governmental regulation, political stability in North Africa and the Middle East, Northern Africa and elsewhere, conflicts in oil producing states, the foreign supply of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Oil and natural gas prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions, sanctions imposed on certain oil producing nations by other countries and the ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Volatility of Market Price of Common Shares

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Corporation's operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts' estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under "Forward-Looking Statements". In addition, the market price for securities in the stock markets, including the TSXV, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the Common Shares.

Future Sales of Common Shares by the Corporation

The Corporation may issue additional Common Shares in the future, which may dilute a shareholder's holdings in the Corporation. The Corporation's articles permit the issuance of an unlimited number of Common Shares and an unlimited number of first and second preferred shares and shareholders will have no pre-emptive rights in connection with such further issuances. Also, additional Common Shares will be issued by the Corporation on the exercise of options under the Corporation's stock option plans or performance unit award plan. Additional information on risks, assumptions and uncertainties are found in this short form prospectus under the heading "Reader Advisory Regarding Forward-Looking Statements".

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation considers acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired businesses may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets may be periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Operating Costs

Higher operating costs for our underlying properties will directly decrease the amount of funds from operations received by the Corporation and, therefore, may reduce amounts available to carry out our capital programs. Labour costs, electricity, propane, well servicing and salt water trucking and disposal are examples of types of operating costs that are susceptible to material fluctuation.

Water Handling

A significant component of the Corporation's current assets and development program involves matters related to water, which are critical elements of the Corporation's profitability, including: (i) the handling of large volumes of produced water; (ii) the installation, operation and control of salt water disposal facilities; and (iii) the installation and operation of flow lines. The principle risk in supplying adequate salt water disposal is establishing and maintaining well bores which are capable of handling the volumes of produced water anticipated. The Corporation is also subject to the risk of potential delays in obtaining regulatory approvals to effect such disposal schemes. The lack of disposal facilities will affect the ability and economics of the Corporation to produce the high water cut wells which make up a significant portion of its existing and future operations.

Project Risks

The Corporation manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. The Corporation's ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Corporation's control, including:

  the availability of processing capacity;
  the availability and proximity of pipeline capacity;
  the availability of storage capacity;
  the availability of, and the ability to acquire, water supplies needed for drilling and hydraulic fracturing, or the Corporation's ability to dispose of water used or removed from strata at a reasonable cost and within applicable environmental regulations;
  the supply of and demand for oil and natural gas;
  the availability of alternative fuel sources;
  the effects of inclement weather;
  the availability of drilling and related equipment;
  unexpected cost increases;
  accidental events;
  currency fluctuations;
  changes in regulations;
  the availability and productivity of skilled labour; and
  the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, the Corporation could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on the Corporation's forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on the risks, assumption and uncertainties are found under the heading "Reader Advisory Regarding Forward-Looking Statements" of this Annual Information Form.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects. The Corporation does not have any key person insurance in effect for the Corporation. The contributions of the existing management team to the immediate and near term operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

Gathering and Processing Facilities and Pipeline Systems

The Corporation delivers its products through gathering, processing and pipeline systems some of which it does not own. The amount of oil and natural gas that the Corporation can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering, processing and pipeline systems. The lack of availability of capacity in any of the gathering, processing and pipeline systems, and in particular the processing facilities, could result in the Corporation's inability to realize the full economic potential of its production or in a reduction of the price offered for the Corporation's production. Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and gas industry and limit the ability to produce and to market oil and gas production. In addition, the pro-rationing of capacity on inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities could harm the Corporation's business and, in turn, the Corporation's financial condition, results of operations and cash flows.

A portion of the Corporation's production may, from time to time, be processed through facilities owned by third parties and over which the Corporation does not have control. From time to time these facilities may discontinue or decrease operations either as a result of limitations on capacity for third parties, normal servicing requirements or as a result of unexpected events. Capacity limitations or a discontinuation or decrease of operations could materially adversely affect the Corporation's ability to process its production and to deliver the same for sale.

Access to pipeline capacity for the transport of crude oil into the United States for the amount of Canadian production available for export to the United States has recently resulted in significantly lower amounts being realized by Canadian producers compared with the WTI price for crude oil. Although opportunities to move oil by rail continue to grow and will provide new outlets for access to North American refineries otherwise not reachable via existing pipeline infrastructure, supply in excess of current pipeline and refining capacity is expected to continue to exist. Palliser currently transports a significant portion of its oil by rail and could be affected by both positive and negative impacts (i.e., pricing of oil sales from supply/demand issues) that could result from significant fluctuations to this transport method.

Hedging and Financial Derivatives

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Corporation engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Corporation's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

  production falls short of the hedged volumes;

  there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

  the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

  a sudden unexpected event materially impacts oil and natural gas prices.

Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Substantial Capital Requirements

The Corporation is required to make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Corporation's ability to do so is dependent on, among other factors, the overall state of the capital markets, the Corporation's credit rating (if applicable), interest rates, tax burden due to new tax laws and investor appetite for investments in the energy industry and the Corporation's securities in particular. Further, if the Corporation's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's business financial condition, results of operations and prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times and from time to time, the Corporation may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. As a result of the global economic volatility, the Corporation, along with many other oil and natural gas entities, may, from time to time, have restricted access to capital and increased borrowing costs. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Corporation's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result. In addition, the future development of the Corporation's petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay in development or production on the Corporation's properties.

Credit Facility Arrangements

The Corporation currently has a credit facility and the amount authorized thereunder is dependent on the borrowing base determined by its lender. The Corporation is required to comply with covenants under its credit facility which may, in certain cases, include certain financial ratio tests, which from time to time either affect the availability, or price, of additional funding and in the event that the Corporation does not comply therewith the Corporation's access to capital could be restricted or repayment could be required. The failure of the Corporation to comply with such covenants, which may be affected by events beyond the Corporation's control, could result in the default under the Corporation's credit facility which could result in the Corporation being required to repay amounts owing thereunder. Even if the Corporation is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Corporation. If the Corporation is unable to repay amounts owing, the lenders under the credit facility could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness. In addition, the Corporation's credit facility may, from time to time, impose operating and financial restrictions on the Corporation that could include restrictions on, the payment of dividends, repurchase or making of other distributions with respect to the Corporation's securities, incurring of additional indebtedness, provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.

The Corporation's borrowing base is determined and re-determined by the Corporation's lender based on the Corporation's reserves, commodity prices, applicable discount rate and other factors as determined by the Corporation's lenders. A material decline in commodity prices could reduce the Corporation's borrowing base, therefore reducing the funds available to the Corporation under the credit facility which could result in a portion, or all, of the Corporation's bank indebtedness be required to be repaid.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the Corporation's claim which may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects. There may be valid challenges to title, or proposed legislative changes which affect title, to the oil and natural gas properties the Corporation controls that, if successful or made into law, could impair the Corporation's activities on them and result in a reduction of the revenue received by the Corporation.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth herein are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, the Corporation's independent reserves evaluator has used forecast prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from the Corporation's oil and natural gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date and has not been updated and thus does not reflect changes in the Corporation's reserves since that date.

Seasonality

The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Competition

The petroleum industry is competitive in all its phases. The Corporation competes with numerous other entities in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery and storage. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "Industry Conditions". Governments may regulate or intervene with respect to exploration and production activities, prices, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for crude oil and natural gas and increase the Corporation's costs, either of which may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects. In order to conduct oil and natural gas operations, the Corporation will require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it will be in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Climate Change

The Corporation's exploration and production facilities and other operations and activities emit greenhouse gases and require the Corporation to comply with greenhouse gas emissions legislation in Alberta or that may be enacted in other provinces. The Corporation may also be required comply with the regulatory scheme for greenhouse gas emissions ultimately adopted by the federal government, which regulations are expected to be consistent with the regulatory scheme for greenhouse gas emissions adopted by the United States. The direct or indirect costs of these regulations may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects. The future implementation or modification of greenhouse gases regulations, whether to meet the limits regulated by the Copenhagen Accord or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Corporation. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on the Corporation and its operations and financial condition. See "Industry Conditions – Climate Change Regulation".

Variations in Foreign Exchange Rates and Interest Rates

World oil and natural gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. In recent years, the Canadian dollar has increased materially in value against the United States dollar. Material increases in the value of the Canadian dollar negatively impact the Corporation's production revenues. Future Canadian/United States exchange rates could accordingly impact the future value of the Corporation's reserves as determined by independent evaluators.

To the extent that the Corporation engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Corporation may contract.

An increase in interest rates could result in a significant increase in the amount the Corporation pays to service debt, which could negatively impact the market price of the Common Shares of the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase the Corporation's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, the Corporation may require additional debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, leaks of sour natural gas, property damage, personal injury or other hazards. Although the Corporation maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Geo-Political Risks

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle East, North Africa and other areas of the world have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of the Corporation's net production revenue.

In addition, the Corporation's oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of the Corporation's properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects. The Corporation does not have insurance to protect against the risk from terrorism.

Dilution

The Corporation may make future acquisitions or enter into financings or other transactions involving the issuance of securities of the Corporation which may be dilutive.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Diluent Supply

Heavy oil is characterized by high specific gravity or weight and high viscosity or resistance to flow. Diluent is required to facilitate the transportation of heavy oil. A shortfall in the supply of diluent may cause its price to increase thereby increasing the cost to transport heavy oil to market and correspondingly increasing the Corporation's overall operating cost, decreasing its net revenues and negatively impacting

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Dividends

The Corporation has not paid any dividends on its outstanding Common Shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its properties and assets; however, if a claim arose and was successful such claim may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Third Party Credit Risk

The Corporation may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and counterparties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in the Corporation's ongoing capital program, potentially delaying the program and the results of such program until the Corporation finds a suitable alternative partner.

Conflicts of Interest

Certain directors of the Corporation are also directors of other oil and natural gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Directors and Officers – Conflicts of Interest".

Operational Dependence

Other companies operate some of the assets in which the Corporation has an interest. As a result, the Corporation has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Corporation's financial performance. The Corporation's return on assets operated by others therefore depends upon a number of factors that may be outside of the Corporation's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Hydraulic Fracturing

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate hydrocarbon (oil and natural gas) production. The use of hydraulic fracturing is being used to produce commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs or third party or governmental claims, and could increase the Corporation's costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Corporation is ultimately able to produce from its reserves.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Palliser is not a party to any legal proceeding nor was it a party to, nor is or was any of its property the subject of any legal proceeding, during the financial year ended December 31, 2013, nor is Palliser aware of any such contemplated legal proceedings, which involve a claim for damages exclusive of interest and costs that may exceed 10% of the current assets of Palliser.

During the year ended December 31, 2013, there were no (i) penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements the Corporation entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of Palliser, any holder of Common Shares who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect Palliser.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 2700, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Olympia Trust Company, at its principal office in Calgary, Alberta is the transfer agent and registrar of the Common Shares.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, (unless otherwise required by applicable securities requirements to be disclosed), Palliser has not entered into any material contracts within the most recently completed financial year, or before the last financial year which are still in effect.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Corporation during, or related to, the Corporation's most recently completed financial year other than Sproule, the Corporation's independent engineering evaluators and KPMG LLP, the Corporation's auditors. None of the "designated professionals" (as defined in Item 16.2(1.1) of Form 51-102F2 of National Instrument 51-102 of the Canadian Securities Administrators) of Sproule have or are to receive any registered or beneficial interest, direct or indirect, in any of Palliser's securities or other property of Palliser or of Palliser's associates or affiliates, either at the time Sproule prepared the report, valuation, statement or opinion or any time thereafter. KPMG LLP, Chartered Accountants, the Corporation's auditors, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

ADDITIONAL INFORMATION

Additional information including information relating to remuneration and indebtedness of directors and officers of Palliser, principal holders of Common Shares and securities authorized for issuance under our equity compensation plans, is contained in the information circular relating to our annual meeting of Shareholders held on May 23, 2013. Our 2014 annual meeting date has not yet been scheduled. Additional financial information is provided in our comparative financial statements and management discussion and analysis of financial results for the year ended December 31, 2013 which can be found in the Corporation's 2013 Annual Report to Shareholders. Additional information relating to Palliser is available on SEDAR at www.sedar.com.

For copies of our information circular, our comparative financial statements, including any interim comparative financial statements and additional copies of the Annual Information Form please contact:

Palliser Oil & Gas Corporation
600, 225 - 5th Avenue S.W.
Calgary, Alberta T2P 3G6
Tel: (403) 209-5710
Fax: (403) 228-7992

SCHEDULE "A"
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Palliser Oil & Gas Corporation ("Palliser") is responsible for the preparation and disclosure of information with respect to Palliser's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2013 estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated Palliser's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of Palliser has

(a)	reviewed Palliser's procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors of Palliser has reviewed Palliser's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(d)	the content and filing with securities regulatory authorities of Form 51-101F1 containing the reserves data and other oil and gas information;

(e)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(f)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 29th day of April, 2014.

(signed) "Kevin Gibson"	(signed) "Robert Padget"
Kevin Gibson	Robert Padget
Chief Executive Officer	Vice President, Engineering

(signed) "Jeffrey C. Saponja"	(signed) "Daryl S. Fridhandler"
Jeffrey C. Saponja	Daryl S. Fridhandler
Chairman of the Reserves Committee	Member of the Reserves Committee

SCHEDULE "B"
FORM 51-101F2
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Palliser Oil & Gas Corporation (the "Corporation"):

1.

We have prepared an evaluation of the Corporation's reserves data as at December 31, 2013. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2013, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGHE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2013, and identifies the respective portions thereof that we have evaluated on to the Corporation's board of directors:

		Location of	Net Present Value of Future Net Revenue
	Description and Preparation Date	Reserves (County	(before income taxes, 10% discount rate - $M)
Independent Qualified	of Evaluation	or Foreign
Reserves Evaluator	Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
Sproule Unconventional Limited	Evaluation of P&NG Reserves of Palliser Oil and Gas Corporation As of December 31, 2013, prepared December 2013 to February 14, 2014	Canada	Nil	153,261	Nil	153,261

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we received but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

Sproule Unconventional Limited, Calgary, Alberta, Canada, February 6, 2014.

Per:	(signed) "Matthew J. Tymchuk"
Matthew J. Tymchuk, P.Eng.
Petroleum Engineer and Partner

Per:	(signed) "Alec Kovaltchouk"
Alec Kovaltchouk, P.Geo.
Manager, GeoScience and Partner

Per:	(signed) "Cameron P. Six"
Cameron P.Six, P.Eng.
Vice-President, Unconventional and Partner

SCHEDULE "C"
MANDATE OF THE AUDIT COMMITTEE

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of Palliser Oil & Gas Corporation ("Palliser" or the "Corporation") to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information. The primary objectives of the Committee are as follows:

1.	To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Palliser and related matters;

2.	To provide better communication between directors and external auditors;

3.	To enhance the external auditor's independence;

4.	To increase the credibility and objectivity of financial reports; and

5.	To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1.

The Committee shall be comprised of at least three (3) directors of Palliser, none of whom are members of management of Palliser and, at such time as Palliser becomes a reporting issuer (as such is defined in the Securities Act (Alberta)) all of whom are "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada), a majority of whom are "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") unless the Board shall have determined that the exemption contained in Section 3.6 of MI 52-110 is available and has determined to rely thereon.

2.	The Board shall appoint the Committee Chair, who shall be an unrelated director.

3.

All of the members of the Committee shall be "financially literate" (as defined in MI 52-110) unless the Board shall determine that an exemption under MI 52-110 from such requirement in respect of any particular member is available and has determined to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Committee

1.

It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2.	It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to Palliser's Internal Control Systems:

•	identifying, monitoring and mitigating business risks; and ensuring compliance with legal, ethical and regulatory requirements.

3.

It is a primary responsibility of the Committee to review the annual and interim financial statements of Palliser and any required management's discussion and analysis ("MD&A") prior to their submission to the Board for approval. The process should include but not be limited to:

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•	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

•	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

•	reviewing accounting treatment of unusual or non-recurring transactions;

•	ascertaining compliance with covenants under loan agreements;

•	reviewing disclosure requirements for commitments and contingencies;

•	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

•	reviewing unresolved differences between management and the external auditors; and

•	obtain explanations of significant variances with comparative reporting periods.

4.

The Committee is to review the required financial statements, prospectuses, MD&A, annual information forms ("AIF") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of Palliser's disclosure of all other financial information and shall periodically access the effectiveness of those procedures.

5.	With respect to the appointment of external auditors by the Board, the Committee shall:

•	recommend to the Board the external auditors to be nominated;

•	recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall report directly to the Committee;

•	on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence;

•	when there is to be a change in auditors, review the issues related to the change and, if required, the information to be included in the required notice to securities regulators, if required; and

•

review and pre-approve any non-audit services to be provided to Palliser or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre–approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

6.

Review with external auditors (and internal auditor if one is appointed by Palliser) their assessment of the internal controls of Palliser, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Palliser and its subsidiaries.

7.	The Committee shall review risk management policies and procedures of Palliser (i.e. hedging, litigation and insurance).

8.	The Committee shall establish a procedure for:

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•	the receipt, retention and treatment of complaints received by Palliser regarding accounting, internal accounting controls or auditing matters; and

•	the confidential, anonymous submission by employees of Palliser of concerns regarding questionable accounting or auditing matters.

9.	The Committee shall review and approve Palliser's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Palliser.

10.	The Committee shall have the authority to investigate any financial activity of Palliser. All employees of Palliser are to cooperate as requested by the Committee.

11.

The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of Palliser without any further approval of the Board.

Meetings and Administrative Matters

1.

At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2.

The Chair shall preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee present shall designate from among the members present the Chair for purposes of the meeting.

3.

A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4.

Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5.

The Committee shall meet with the external auditor at least once per year (in connection with the preparation of the yearend financial statements) and at such other times as the external auditor and the Committee consider appropriate.

6.	Agendas, approved by the Chair, shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

7.

The Committee may invite such officers, directors and employees of the Corporation as it may see fit to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

8.	Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

9.	The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

10.

Any members of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, each member of the Committee shall hold such office until the close of the next annual meeting of shareholders following appointment as a member of the Committee.

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11.	Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.

Review of Mandate

The Committee Chairman, in consultation with the Committee as a whole or in consultation with any appropriate committee of the Board, shall meet at least annually or more frequently, if required, with the Committee or with any appropriate committee of the Board, to review and consider amendments to this mandate and bring any recommended amendments forward to the Board for consideration.

April 29, 2014